Table of Contents

Letter to shareholders    2
Management's Discussion and Analysis    4
Consolidated Financial Statements    23
Notes to the Consolidated Financial Statements    28

Dear fellow shareholders,

Sprott continued to grow during the third quarter of 2023, despite another challenging period in global markets. Assets Under Management (“AUM”) was $25.4 billion as of September 30, 2023, up $2 billion (8%) from the end of 2022. In the quarter, our net income was $6.8 million, up $3.7 million from the $3.1 million we earned over the previous three months ended September 30, 2022. Our adjusted base EBITDA in the quarter was $17.9 million, up $1 million, or 6% from the three months ended September 30, 2022.

Amongst the many headwinds faced by investors, most notable was the relentless rise in long-term interest rates. While the U.S. Federal Reserve (“the Fed”) raised short-term rates by 0.25% in July, the 11th hike in this cycle, it was the need to finance larger-than-expected deficits that caused the most pressure. Higher interest expenses on existing debt and lower-than-forecast tax receipts have caused the U.S. Treasury to continue to increase its borrowing forecasts by hundreds of billions. With traditional buyers such as the Fed and other global central banks on the sidelines, this new supply required greater private sector involvement. As it turns out, these new buyers are far more sensitive to returns and credit quality than central bankers. As measured by the iShares 20+ Year Treasury Bond ETF (“TLT”), “safe” long-term bond holders lost 13% in the third quarter.

Surprisingly, equities fared somewhat better with the S&P 500 declining 3.3% during the three months. As we mentioned last quarter, however, these results were heavily skewed by a handful of the very largest stocks. The same Index on an equal weight basis was down 5.3% during the quarter with 50% of its constituents trading below the lows of October 2022. Finally, gold remained resilient until late in the quarter despite the traditional headwinds of higher real interest rates and a strong U.S. dollar. But in the waning days of September, it fell victim to global liquidity shortages and finished down 3.6%.

Energy Transition Materials

While many asset classes suffered in the third quarter, our investments in energy transition materials products, specifically uranium, provided a bright spot for our clients and shareholders.

Beginning in August, the first of two significant events re-awakened investor interest in uranium. The first development was the coup in Niger. While this relatively small African nation would not be on most investors’ radar, it supplies 5% of the world’s uranium and is particularly important to the European market. The second was the early September announcement by Cameco, one of the world’s largest uranium miners, that it was having some challenges related to the restart of its McArthur River mine and would therefore miss its production guidance for the year. This news made it clear to the market that filling the existing uranium supply deficit would take longer and be more expensive than expected – even for the world’s best miners. Within weeks, uranium prices reacted to the production challenges and heightened supply chain security issues, ending at the quarter up 31% to $73.38 per pound. During the third quarter, the Sprott Physical Uranium Trust grew by $1.1 billion, due mostly to market value appreciation. In addition, our uranium miners ETFs, the Sprott Uranium Miners ETF and Sprott Uranium Miners UCITS ETF (URNM) and the Sprott Junior Uranium Miners ETF (URNJ) were among the best-performing ETFs in any asset category in the third quarter, rising by approximately 41% and 39%, respectively, while attracting $199 million in total new AUM.

2

Operations Update

A key area of focus this year was the strategic exit of all remaining non-core businesses across the company. This initiative led to the divestment of our former Canadian broker-dealer in the second quarter of the year. In the third quarter, we successfully exited our last remaining non-core asset management business that was domiciled in Korea.

The result of our second and third quarter divestitures of non-core businesses is that we are now a leaner, more focused organization. We have reduced our headcount by 27% but increased our AUM and revenue per employee by 64% and 60%, respectively, to industry leading levels. At the same time, we continue to invest in new talent, particularly in our sales and marketing groups.

Outlook

As of this writing, we are somewhat surprised by the markets’ muted reaction to the war in the Middle East. It is hard to imagine that these tragic events won’t lead to a wider conflict in the region threatening oil supplies and global economies. But the markets remain myopically fixated on the next Fed interest rate decision.

Our view, as noted earlier, is that fixed-income investors have already taken that outcome away from the Fed. As we enter the 2024 election cycle in the U.S., there is no appetite for restrictive Central Bank policy, especially from politicians threatening to shutdown the government. 85% of the budget items (entitlements, interest expense, etc.) are off the table for both political parties. The remaining 15% discretionary spending can’t be agreed upon or even addressed. Barring a total liquidity crisis, we believe this is very supportive of gold.

Given our experience with our uranium products over the past two years, we are very excited about the potential for our Energy Transition Materials product suite. While the long- term opportunities in metals like copper and other battery materials may be a bit further out as Chinese demand dominance shifts to the West, the ultimate outcome appears certain.

Looking ahead, we remain Contrarian, Innovative and Aligned. We are confident in our positioning and believe our core investment themes will play out profitably in the months and years ahead. We continue to return capital to our shareholders ($7.3 million during the third quarter) via our regular quarterly dividend and our share buyback program.

Thank you for your continued support. We look forward to reporting to you on our progress in the quarters ahead.

Sincerely,

Whitney George
Chief Executive Officer

3

Management's Discussion and Analysis

Three and nine months ended September 30, 2023

4

Forward looking statements
Certain statements in this Management's Discussion & Analysis ("MD&A"), and in particular the "Outlook" section, contain forward-looking information and forward-looking statements (collectively referred to herein as the "Forward-Looking Statements") within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify Forward-Looking Statements. In particular, but without limiting the forgoing, this MD&A contains Forward-Looking Statements pertaining to: (i) our outlook on the Fed’s actions and the war in the Middle East and their effect on precious metals and energy transition investments; (ii) the potential for energy transition metals product suite and its ultimate outcome; (iii) our confidence in our positioning and believe our core investment themes will play out profitably in the months and years ahead; (iv) our expectation that our mix of core businesses will experience a good finish to the year as it pertains to net revenues, adjusted base EBITDA and operating margins; (v) the eventual monetization of shares received on the realization of a previously unrecorded contingent asset from a historical acquisition; (vi) the potential contingent consideration owing on last year's acquisition of assets relating to the North Shore Global Uranium Mining ETF (“URNM”) acquisition; and (vii) the declaration, payment and designation of dividends and confidence that our business will support the dividend level without impacting our ability to fund future growth initiatives.

Although the Company believes that the Forward-Looking Statements are reasonable, they are not guarantees of future results, performance or achievements. A number of factors or assumptions have been used to develop the Forward-Looking Statements, including: (i) the impact of increasing competition in each business in which the Company operates will not be material; (ii) quality management will be available; (iii) the effects of regulation and tax laws of governmental agencies will be consistent with the current environment; (iv) the impact of COVID-19; and (v) those assumptions disclosed herein under the heading "Critical Accounting Estimates, Judgments and Changes in Accounting Policies". Actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements should assumptions underlying the Forward-Looking Statements prove incorrect or should one or more risks or other factors materialize, including: (i) difficult market conditions; (ii) poor investment performance; (iii) failure to continue to retain and attract quality staff; (iv) employee errors or misconduct resulting in regulatory sanctions or reputational harm; (v) performance fee fluctuations; (vi) a business segment or another counterparty failing to pay its financial obligation; (vii) failure of the Company to meet its demand for cash or fund obligations as they come due; (viii) changes in the investment management industry; (ix) failure to implement effective information security policies, procedures and capabilities; (x) lack of investment opportunities; (xi) risks related to regulatory compliance; (xii) failure to manage risks appropriately; (xiii) failure to deal appropriately with conflicts of interest; (xiv) competitive pressures; (xv) corporate growth which may be difficult to sustain and may place significant demands on existing administrative, operational and financial resources; (xvi) failure to comply with privacy laws; (xvii) failure to successfully implement succession planning; (xviii) foreign exchange risk relating to the relative value of the U.S. dollar; (xix) litigation risk; (xx) failure to develop effective business resiliency plans; (xxi) failure to obtain or maintain sufficient insurance coverage on favorable economic terms; (xxii) historical financial information being not necessarily indicative of future performance; (xxiii) the market price of common shares of the Company may fluctuate widely and rapidly; (xxiv) risks relating to the Company’s investment products; (xxv) risks relating to the Company's proprietary investments; (xxvi) risks relating to the Company's private strategies business; (xxvii) those risks described under the heading "Risk Factors" in the Company’s annual information form dated February 23, 2023; and (xxviii) those risks described under the headings "Managing Financial Risk" and "Managing Non-Financial Risk" in this MD&A. In addition, the payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Company will be at the discretion of the board of directors of the Company and will be established on the basis of the Company’s earnings, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors. The Forward-Looking Statements speak only as of the date hereof, unless otherwise specifically noted, and the Company does not assume any obligation to publicly update any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

Management's discussion and analysis
This MD&A of financial condition and results of operations, dated October 31, 2023, presents an analysis of the consolidated financial condition of the Company and its subsidiaries as at September 30, 2023, compared with December 31, 2022, and the consolidated results of operations for the three and nine months ended September 30, 2023, compared with the three and nine months ended September 30, 2022. The board of directors of the Company approved this MD&A on October 31, 2023. All note references in this MD&A are to the notes to the Company's September 30, 2023 interim condensed consolidated financial statements ("interim financial statements"), unless otherwise noted. The Company was incorporated under the Business Corporations Act (Ontario) on February 13, 2008.
Presentation of financial information
The interim financial statements, including the required comparative information, have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") in effect as at September 30, 2023, specifically, IAS 34 Interim Financial Reporting. Financial results, including related historical comparatives contained in this MD&A, unless otherwise specified herein, are based on the interim financial statements. While the Company's source and presentation currency is the U.S. dollar, IFRS requires that the Company measure its foreign exchange gains and losses through its consolidated statements of operations and comprehensive income using the Canadian dollar as its functional currency. Accordingly, all dollar references in this MD&A are in U.S. dollars, however the translation gains and losses were measured using the Canadian dollar as the functional currency. The use of the term "prior period" refers to the three and nine months ended September 30, 2022.

5

Key performance indicators and non-IFRS and other financial measures
The Company measures the success of its business using a number of key performance indicators that are not measurements in accordance with IFRS and should not be considered as an alternative to net income (loss) or any other measure of performance under IFRS. Non-IFRS financial measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Our key performance indicators and non-IFRS and other financial measures are discussed below. For quantitative reconciliations of non-IFRS financial measures to their most directly comparable IFRS financial measures, please see page 10 of this MD&A.
Assets under management
Assets under management ("AUM") refers to the total net assets managed by the Company through its various investment product offerings and managed accounts. Prior to the exit of our non-core asset management business domiciled in Korea, we divided our total AUM into two distinct categories: Core and Non-core. Core AUM arises from our IFRS reportable segments involved in asset management activities (Exchange Listed Products Segment, Managed Equities Segment and the Private Strategies Segment) and non-core AUM arose from IFRS non-reportable segments.
Net inflows
Net inflows result in changes to AUM, and as such, have a direct impact on the revenues and earnings of the Company. They are described individually below:
At-the-market ("ATM") transactions and ETF unit creations
ATM transactions and secondary offerings of our physical trusts and new 'creations' of ETF units are the primary manner in which inflows arise in our exchange listed products segment.
Net sales
Fund sales (net of redemptions) are the primary manner in which inflows arise in our managed equities segment.
Net capital calls
Capital calls, net of capital distributions ("net capital calls") are the primary manner in which inflows arise in our private strategies segment.
Other net inflows
Other net inflows include: (1) new AUM from fund launches; (2) fund acquisitions; and (3) lost AUM from fund closures. It is possible for committed capital in our private strategies to earn a commitment fee despite being uncalled, in which case, it will also be included in this category as AUM.
Net fees
Management fees, net of trailer, sub-advisor, fund expenses and direct payouts, and carried interest and performance fees, net of carried interest and performance fee payouts (internal and external), are key revenue indicators as they represent the net revenue contribution after directly associated costs that we generate from our AUM.
Net commissions
Commissions, net of commission expenses (internal and external), arise from purchases and sales of uranium in our exchange listed products segment and transaction-based service offerings by our broker-dealers.
Net compensation
Net compensation excludes commission expenses paid to employees, other direct payouts to employees, carried interest and performance fee payouts to employees, which are all presented net of their related revenues in this MD&A, and severance, new hire accruals and other which are non-recurring.
Total shareholder return
Total shareholder return is the financial gain (loss) that results from a change in the Company's share price, plus any dividends paid over the period.

6

EBITDA, adjusted EBITDA, adjusted base EBITDA and operating margin
EBITDA in its most basic form is defined as earnings before interest expense, income taxes, depreciation and amortization. EBITDA (or adjustments thereto) is a measure commonly used in the investment industry by management, investors and investment analysts in understanding and comparing results by factoring out the impact of different financing methods, capital structures, amortization techniques and income tax rates between companies in the same industry. While other companies, investors or investment analysts may not utilize the same method of calculating EBITDA (or adjustments thereto), the Company believes its adjusted base EBITDA metric, in particular, results in a better comparison of the Company's underlying operations against its peers and a better indicator of recurring results from operations as compared to other non-IFRS financial measures. Operating margins are a key indicator of a company’s profitability on a per dollar of revenue basis, and as such, is commonly used in the financial services sector by analysts, investors and management.
Neither EBITDA, adjusted EBITDA, adjusted base EBITDA, or operating margin have a standardized meaning under IFRS. Consequently, they should not be considered in isolation, nor should they be used in substitute for measures of performance prepared in accordance with IFRS.
The following table outlines how our EBITDA, adjusted EBITDA, adjusted base EBITDA and operating margin measures are determined:

	3 months ended		9 months ended

(in thousands $)	Sep. 30, 2023	Sep. 30, 2022	Sep. 30, 2023	Sep. 30, 2022
Net income for the period	6,773	3,071	32,135	10,301
Adjustments:
Interest expense	882	884	3,216	1,847
Provision for income taxes	(1,349)	721	7,333	5,075
Depreciation and amortization	731	710	2,185	2,645
EBITDA	7,037	5,386	44,869	19,868
Other adjustments:
(Gain) loss on investments (1)	1,441	(45)	1,433	9,312
Amortization of stock based compensation	4,294	3,633	12,022	10,911
Other (income) and expenses (2)	5,082	7,863	(5,044)	13,369
Adjusted EBITDA	17,854	16,837	53,280	53,460

Other adjustments:
Carried interest and performance fees	—	—	(388)	(2,046)
Carried interest and performance fee payouts - internal	—	—	236	1,029
Carried interest and performance fee payouts - external	—	—	—	476
Adjusted base EBITDA	17,854	16,837	53,128	52,919
Operating margin (3)	56%	55%	57%	55%
(1) This adjustment removes the income effects of certain gains or losses on short-term investments, co-investments, and digital gold strategies to ensure the reporting objectives of our EBITDA metric as described above are met.
(2) In addition to the items outlined in Note 5 of the interim financial statements, this reconciliation line also includes $0.1 million severance, new hire accruals and other for the three months ended September 30, 2023 (three months ended September 30, 2022 - $1.3 million) and $5.4 million for the nine months ended September 30, 2023 (nine months ended September 30, 2022 - $4 million). This reconciliation line excludes income (loss) attributable to non-controlling interest of ($1.1) million for the three months ended September 30, 2023 (three months ended September 30, 2022 - (($0.8) million) and ($1) million for the nine months ended September 30, 2023 (nine months ended September 30, 2022 - (($0.9) million).
(3) Calculated as adjusted base EBITDA inclusive of depreciation and amortization. This figure is then divided by revenues before gains (losses) on investments, net of direct costs as applicable.

7

Business overview
Our reportable operating segments are as follows:

Exchange listed products
•The Company's closed-end physical trusts and exchange traded funds ("ETFs").
Managed equities
•The Company's alternative investment strategies managed in-house and on a sub-advised basis.
Private strategies
•The Company's lending and streaming activities occur through limited partnership vehicles ("private strategies LPs").
Corporate
•Provides the Company's operating segments with capital, balance sheet management and other shared services.
All other segments
•Contains all non-reportable segments as per IFRS 8, Operating Segments ("IFRS 8"). Effective Q1 2023, the brokerage segment no longer met the definition of a reportable segment. Consequently, this segment is now included as part of "All other segments". See Note 11 of the interim financial statements for further details.

For a detailed account of the underlying principal subsidiaries within our reportable operating segments, refer to the Company's Annual Information Form and Note 2 of the audited annual financial statements.

8

Business development & outlook
A key area of focus this year was the strategic exit of all remaining non-core businesses across the Company. This initiative led to the exit of our former Canadian broker-dealer in the second quarter of the year. This quarter, we successfully exited our last remaining non-core asset management business that was domiciled in Korea ("Korea"). Historically, Korea was immaterial to our overall operations as it accounted for less than 1% of consolidated net income and adjusted base EBITDA. Despite the exit of Korea's $702 million AUM, total consolidated AUM as at September 30, 2023 was $25.4 billion, up $2 billion (8%) from December 31, 2022 as net flows and market value appreciation across our core asset management offerings more than offset the loss of this non-core AUM. The total charge taken on the exit of Korea was $3.6 million, the majority of which pertains to its historical book value. See Note 5 of the interim financial statements for further details.

Despite lower gold and precious metals prices to finish out the quarter, we benefited from continued strength in both uranium prices and asset flows in our energy transition portfolio, which now accounts for 25% of our total consolidated AUM. Subsequent to the quarter end, precious metals prices have rebounded.

9

Results of operations
Summary financial information

(In thousands $)	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021
Summary income statement
Management fees	33,116	33,222	31,434	28,405	29,158	30,620	27,172	27,783
Trailer, sub-advisor and fund expenses	(1,557)	(1,635)	(1,554)	(1,204)	(1,278)	(1,258)	(853)	(872)
Direct payouts	(1,472)	(1,342)	(1,187)	(1,114)	(1,121)	(1,272)	(1,384)	(1,367)
Carried interest and performance fees	—	388	—	1,219	—	—	2,046	4,298
Carried interest and performance fee payouts - internal	—	(236)	—	(567)	—	—	(1,029)	(2,516)
Carried interest and performance fee payouts - external (1)	—	—	—	(121)	—	—	(476)	(790)
Net fees	30,087	30,397	28,693	26,618	26,759	28,090	25,476	26,536

Commissions	539	1,647	4,784	5,027	6,101	6,458	13,077	14,153
Commission expense - internal	(88)	(494)	(1,727)	(1,579)	(2,385)	(2,034)	(3,134)	(4,128)
Commission expense - external (1)	(92)	(27)	(642)	(585)	(476)	(978)	(3,310)	(3,016)
Net commissions	359	1,126	2,415	2,863	3,240	3,446	6,633	7,009

Finance income	1,181	1,277	1,180	1,439	933	1,186	1,433	788
Gain (loss) on investments	(1,441)	(1,950)	1,958	(930)	45	(7,884)	(1,473)	(43)
Other income (2)	(73)	19,763	1,250	999	(227)	170	208	313
Total net revenues	30,113	50,613	35,496	30,989	30,750	25,008	32,277	34,603

Compensation	16,825	21,610	19,103	17,030	18,934	19,364	21,789	20,632
Direct payouts	(1,472)	(1,342)	(1,187)	(1,114)	(1,121)	(1,272)	(1,384)	(1,367)
Carried interest and performance fee payouts - internal	—	(236)	—	(567)	—	—	(1,029)	(2,516)
Commission expense - internal	(88)	(494)	(1,727)	(1,579)	(2,385)	(2,034)	(3,134)	(4,128)
Severance, new hire accruals and other	(122)	(4,067)	(1,257)	(1,240)	(1,349)	(2,113)	(514)	(187)
Net compensation	15,143	15,471	14,932	12,530	14,079	13,945	15,728	12,434

Severance, new hire accruals and other (3)	122	4,067	1,257	1,240	1,349	2,113	514	187
Selling, general and administrative	4,000	4,988	4,267	4,080	4,239	4,221	3,438	4,172
Interest expense	882	1,087	1,247	1,076	884	483	480	239
Depreciation and amortization	731	748	706	710	710	959	976	1,136
Other expenses	3,811	471	2,824	1,650	5,697	868	1,976	2,910
Total expenses	24,689	26,832	25,233	21,286	26,958	22,589	23,112	21,078

Net income	6,773	17,724	7,638	7,331	3,071	757	6,473	10,171
Net income per share	0.27	0.70	0.30	0.29	0.12	0.03	0.26	0.41
Adjusted base EBITDA	17,854	17,953	17,321	18,083	16,837	17,909	18,173	17,705
Adjusted base EBITDA per share	0.71	0.71	0.68	0.72	0.67	0.71	0.73	0.71
Operating margin	56%	57%	57%	59%	55%	55%	57%	55%

Summary balance sheet
Total assets	375,948	381,519	386,765	383,748	375,386	376,128	380,843	365,873
Total liabilities	79,705	83,711	108,106	106,477	103,972	89,264	83,584	74,654

Total AUM	25,398,159	25,141,561	25,377,189	23,432,661	21,044,252	21,944,675	23,679,354	20,443,088
Average AUM	25,518,250	25,679,214	23,892,335	22,323,075	21,420,015	23,388,568	21,646,082	20,229,119
(1) These amounts are included in the "Trailer, sub-advisor and fund expenses" line on the consolidated statements of operations.
(2) The majority of the amount in Q2, 2023 relates to the receipt of shares on the realization of a previously unrecorded contingent asset from a historical acquisition.
(3) The majority of the Q2, 2023 amount is accelerated compensation and other transition payments to the former CEO on the successful completion of the sale of Sprott Capital Partners ("SCP") during the second quarter.

10

AUM summary
AUM was $25.4 billion as at September 30, 2023, up $0.3 billion (1%) from June 30, 2023 and up $2 billion (8%) from December 31, 2022. On a three and nine months ended basis, we benefited from strong uranium prices and inflows to our exchange listed products which more than offset the exit of Korea. We also benefited from capital raises in our private strategies funds.

3 months results

(In millions $)	AUM Jun. 30, 2023	Net inflows (1)	Market value changes	Other net inflows (1)	AUM Sep. 30, 2023	Blended net management fee rate (2)

Exchange listed products
- Physical trusts
- Physical Gold Trust	6,124	(28)	(230)	—	5,866	0.35%
- Physical Uranium Trust	3,473	73	1,065	—	4,611	0.30%
- Physical Gold and Silver Trust	4,056	—	(140)	—	3,916	0.40%
- Physical Silver Trust	3,986	(49)	(111)	—	3,826	0.45%
- Physical Platinum & Palladium Trust	110	3	1	—	114	0.50%
- Exchange Traded Funds
- Energy Transition Material ETFs	1,035	207	438	—	1,680	0.60%
- Precious Metals ETFs	355	(4)	(35)	—	316	0.27%
	19,139	202	988	—	20,329	0.39%

Managed equities
- Precious metals strategies	1,633	(33)	(168)	—	1,432	0.91%
- Other (3)	1,089	—	(66)	—	1,023	1.10%
	2,722	(33)	(234)	—	2,455	0.99%

Private strategies	2,577	(29)	52	14	2,614	0.90%

Core AUM	24,438	140	806	14	25,398	0.50%

Non-core AUM	704	—	(2)	(702) (4)	—	n/a

Total AUM (5)	25,142	140	804	(688)	25,398	0.50%

9 months results

(In millions $)	AUM Dec. 31, 2022	Net inflows (1)	Market value changes	Other net inflows (1)	AUM Sep. 30, 2023	Blended net management fee rate (2)

Exchange listed products
- Physical trusts
- Physical Gold Trust	5,746	71	49	—	5,866	0.35%
- Physical Uranium Trust	2,876	214	1,521	—	4,611	0.30%
- Physical Gold and Silver Trust	3,998	—	(82)	—	3,916	0.40%
- Physical Silver Trust	4,091	63	(328)	—	3,826	0.45%
- Physical Platinum & Palladium Trust	138	9	(33)	—	114	0.50%
- Exchange Traded Funds
- Energy Transition Material ETFs	857	326	487	10	1,680	0.60%
- Precious Metals ETFs	349	(6)	(27)	—	316	0.27%
	18,055	677	1,587	10	20,329	0.39%

Managed equities
- Precious metals strategies	1,721	(94)	(195)	—	1,432	0.91%
- Other (3)	1,032	(5)	(4)	—	1,023	1.10%
	2,753	(99)	(199)	—	2,455	0.99%

Private strategies	1,880	45	1	688	2,614	0.90%

Core AUM	22,688	623	1,389	698	25,398	0.50%

Non-core AUM	745	(26)	(17)	(702) (4)	—	n/a

Total AUM (5)	23,433	597	1,372	(4)	25,398	0.50%
(1) See "Net inflows" and "Other net inflows" in the key performance indicators and non-IFRS and other financial measures section of this MD&A. Year-to-date figures were reclassified to conform with current presentation

(2) Management fee rate represents the weighted average fees for all funds in the category, net of trailer, sub-advisor and fund expenses
(3) Includes institutional managed accounts and high net worth discretionary managed accounts in the U.S.
(4) We exited our non-core asset management business domiciled in Korea. Historically, Korea was immaterial to our overall operations as it accounted for less than 1% of consolidated net income and adjusted base EBITDA.

(5) No performance fees are earned on exchange listed products. Performance fees are earned on certain precious metals strategies and are based on returns above relevant benchmarks. Other managed equities strategies primarily earn performance fees on flow-through products. Private strategies LPs earn carried interest calculated as a predetermined net profit over a preferred return.

11

Key revenue lines
Management, carried interest and performance fees
Management fees were $33.1 million in the quarter, up $4 million (14%) from the quarter ended September 30, 2022 and $97.8 million on a year-to-date basis, up $10.8 million (12%) from the nine months ended September 30, 2022. Carried interest and performance fees were nil in the quarter and $0.4 million on a year-to-date basis, down $1.7 million (81%) from the nine months ended September 30, 2022. Net fees were $30.1 million in the quarter, up $3.3 million (12%) from the quarter ended September 30, 2022 and $89.2 million on a year-to-date basis, up $8.9 million (11%) from the nine months ended September 30, 2022. Our revenue performance was due to higher average AUM in our exchange listed products and private strategies segments. On a year-to-date basis, these increases were partially offset by lower average AUM in our managed equities segment and lower carried interest crystallization in our private strategies segment.
Commission revenues
Commission revenues were $0.5 million in the quarter, down $5.6 million (91%) from the quarter ended September 30, 2022 and $7 million on a year-to-date basis, down $18.7 million (73%) from the nine months ended September 30, 2022. Net commissions were $0.4 million in the quarter, down $2.9 million (89%) from the quarter ended September 30, 2022 and $3.9 million on a year-to-date basis, down $9.4 million (71%) from the nine months ended September 30, 2022. Lower commissions were due to lower ATM activity in our physical uranium trust and the sale of our former Canadian broker-dealer.
Finance income
Finance income was $1.2 million in the quarter, up $0.2 million (27%) from the quarter ended September 30, 2022 and $3.6 million on a year-to-date basis, up $0.1 million (2%) from the nine months ended September 30, 2022. Our results were primarily driven by higher income generation in co-investment positions we hold in LPs managed in our private strategies segment.

Key expense lines
Compensation
Net compensation expense was $15.1 million in the quarter, up $1.1 million (8%) from the quarter ended September 30, 2022 and $45.5 million on a year-to-date basis, up $1.8 million (4%) from the nine months ended September 30, 2022. The increase in the quarter and on a year-to-date basis was primarily due to new hires and increased AIP accruals on higher net fee generation.
Selling, general & administrative ("SG&A")
SG&A was $4 million in the quarter, down $0.2 million (6%) from the quarter ended September 30, 2022 and $13.3 million on a year-to-date basis, up $1.4 million (11%) from the nine months ended September 30, 2022. The decrease in the quarter was due to lower professional services fees and the increase on a year-to-date basis was due to higher marketing and technology costs.
Earnings
Net income was $6.8 million ($0.27 per share) in the quarter, up $3.7 million ($0.15 per share) from the quarter ended September 30, 2022 and $32.1 million on a year-to-date basis ($1.27 per share), up $21.8 million ($0.86 per share) from the nine months ended September 30, 2022. Net income in the quarter benefited from higher net fees on improved average AUM in our exchange listed products and private strategies segments. On a year-to-date basis we benefited from the realization of an unrecorded contingent asset relating to a prior period acquisition, as well as higher net fees.

Adjusted base EBITDA was $17.9 million ($0.71 per share) in the quarter, up $1 million, or 6% ($0.04 per share) from the quarter ended September 30, 2022 and was $53.1 million ($2.10 per share) on a year-to-date basis, up $0.2 million ($0.01 per share) from the nine months ended September 30, 2022. The increase in the quarter and on a year-to-date basis was due to higher average AUM in our exchange listed products and private strategies segments more than offsetting lower commission income due to the sale of our former Canadian broker-dealer.

12

Additional revenues and expenses
Investment losses in the quarter and on a year-to-date basis were from market value depreciation of our co-investments and equity holdings.
Other income was nominal in the quarter and higher on a year-to-date basis as we benefited from the second quarter realization of an unrecorded contingent asset.
Other expenses were lower in the quarter and on a year-to-date basis. The most notable other expense being the exit of our last remaining non-core asset management business that was domiciled in Korea. The total charge taken on the exit of Korea was $3.6 million. See Note 5 of the interim financial statements for further details.
Depreciation of property and equipment in the quarter was largely flat from the prior period. On a year-to-date basis, depreciation of property and equipment was lower due to a decrease in depreciation expense related to leases.

Balance sheet
Total assets were $375.9 million, down $7.8 million from December 31, 2022. The decrease was due to a reduction in cash on the partial repayment of our loan facility, which more than offset the increase in co-investments held by the Company. Total liabilities were $79.7 million, down $26.8 million from December 31, 2022. The decrease was due to the partial pay down of the loan facility mentioned above. Total shareholder's equity was $296.2 million, up $19 million from December 31, 2022.

13

Reportable operating segments
Exchange listed products

	3 months ended		9 months ended

(In thousands $)	Sep. 30, 2023	Sep. 30, 2022	Sep. 30, 2023	Sep. 30, 2022

Summary income statement
Management fees	20,378	16,856	58,673	50,065
Trailer, sub-advisory and fund expenses	(1,165)	(883)	(3,478)	(2,014)
Net fees	19,213	15,973	55,195	48,051

Commissions	183	878	1,443	8,760
Commission expense - internal	(14)	(35)	(105)	(656)
Commission expense - external	(92)	(447)	(745)	(4,401)
Net commissions	77	396	593	3,703

Gain (loss) on investments	(641)	(631)	(676)	(631)
Other income	71	30	19,788	36
Total net revenues	18,720	15,768	74,900	51,159

Net compensation	3,537	2,814	9,904	9,029
Severance, new hire accruals and other	30	139	33	427
Selling, general and administrative	1,618	722	4,266	2,057
Interest expense	568	410	1,900	788
Depreciation and amortization	46	25	115	77
Other expenses	(76)	2,079	(1,720)	2,137
Total expenses	5,723	6,189	14,498	14,515

Income before income taxes	12,997	9,579	60,402	36,644
Adjusted base EBITDA	15,022	13,667	44,902	43,148
Operating margin	77%	83%	80%	83%

Total AUM	20,328,574	16,053,185	20,328,574	16,053,185
Average AUM	19,724,530	16,443,055	19,093,726	16,615,624

3 and 9 months ended

Income before income taxes was $13 million in the quarter, up $3.4 million (36%) from the quarter ended September 30, 2022 and was $60.4 million on a year-to-date basis, up $23.8 million (65%) from the nine months ended September 30, 2022. Adjusted base EBITDA was $15 million in the quarter, up $1.4 million (10%) from the quarter ended September 30, 2022 and was $44.9 million on a year-to-date basis, up $1.8 million (4%) from the nine months ended September 30, 2022. Our three and nine months ended results benefited from higher average AUM across our fund products as a result of strong uranium pricing and net inflows, partially offset by lower commission income on lower ATM activity in our physical uranium trust. Income before income taxes also benefited from the receipt of shares on the realization of an unrecorded contingent asset from a historical acquisition in the second quarter of the year.

14

Managed equities

	3 months ended		9 months ended

(In thousands $)	Sep. 30, 2023	Sep. 30, 2022	Sep. 30, 2023	Sep. 30, 2022

Summary income statement
Management fees	7,090	6,890	21,522	24,191
Trailer, sub-advisor and fund expenses	(356)	(371)	(1,131)	(1,303)
Direct payouts	(891)	(857)	(2,696)	(3,074)
Carried interest and performance fees	—	—	388	19
Carried interest and performance fee payouts - internal	—	—	(236)	(14)
Net fees	5,843	5,662	17,847	19,819

Gain (loss) on investments	(1,219)	(147)	(1,452)	(5,097)
Other income	30	97	444	473
Total net revenues	4,654	5,612	16,839	15,195

Net compensation	3,087	2,645	9,837	8,904
Severance, new hire accruals and other	30	67	512	214
Selling, general and administrative	1,102	1,250	3,678	3,930
Interest expense	230	443	1,137	960
Depreciation and amortization	138	75	344	231
Other expenses	(3)	397	269	1,054
Total expenses	4,584	4,877	15,777	15,293

Income (loss) before income taxes	70	735	1,062	(98)
Adjusted base EBITDA	2,132	2,085	6,155	8,087
Operating margin	36%	37%	35%	41%

Total AUM	2,455,086	2,406,862	2,455,086	2,406,862
Average AUM	2,676,780	2,559,687	2,800,978	3,031,804
3 and 9 months ended

Income before income taxes was $0.1 million in the quarter, down $0.7 million (90%) from the quarter ended September 30, 2022 and was $1.1 million on a year-to-date basis, up $1.2 million from the nine months ended September 30, 2022. On a three months ended basis, we experienced higher market value depreciation of our co-investments. On a nine months ended basis, we experienced lower market value depreciation of our co-investments, partially offset by lower management fees.

Adjusted base EBITDA was $2.1 million in the quarter, slightly up from the quarter ended September 30, 2022 and was $6.2 million on a year-to-date basis, down $1.9 million (24%) from the nine months ended September 30, 2022. Our three months ended results benefited from higher average AUM. However on a nine months ended basis, our results were impacted by lower average AUM due to market value declines earlier in the year and redemptions in our precious metals strategies from the prior period.

15

Private strategies

	3 months ended		9 months ended

(In thousands $)	Sep. 30, 2023	Sep. 30, 2022	Sep. 30, 2023	Sep. 30, 2022

Summary income statement
Management fees	5,516	4,311	15,986	9,843
Trailer, sub-advisor and fund expenses	(36)	(24)	(137)	(72)
Direct payouts	(581)	(264)	(1,305)	(703)
Carried interest and performance fees	—	—	—	2,027
Carried interest and performance fee payouts - internal	—	—	—	(1,015)
Carried interest and performance fee payouts - external	—	—	—	(476)
Net fees	4,899	4,023	14,544	9,604

Finance income	1,102	890	3,309	3,475
Gain (loss) on investments	1,275	944	1,930	665
Other income	8	1	55	59
Total net revenues	7,284	5,858	19,838	13,803

Net compensation	2,739	2,159	7,417	5,411
Severance, new hire accruals and other	—	88	54	313
Selling, general and administrative	388	259	1,220	800
Interest expense	2	—	4	—
Depreciation and amortization	7	—	18	—
Other expenses	(772)	1,466	315	790
Total expenses	2,364	3,972	9,028	7,314

Income before income taxes	4,920	1,886	10,810	6,489
Adjusted base EBITDA	2,882	2,503	9,271	6,411
Operating margin	48%	51%	52%	51%

Total AUM	2,614,499	1,896,033	2,614,499	1,896,033
Average AUM	2,585,922	1,706,127	2,343,000	1,562,318

3 and 9 months ended

Income before income taxes was $4.9 million in the quarter, up $3 million from the quarter ended September 30, 2022 and was $10.8 million on a year-to-date basis, up $4.3 million (67%) from the nine months ended September 30, 2022. Adjusted base EBITDA was $2.9 million in the quarter, up $0.4 million (15%) from the quarter ended September 30, 2022 and was $9.3 million on a year-to-date basis, up $2.9 million (45%) from the nine months ended September 30, 2022. Our three and nine months ended results benefited from a combination of new fund launches and increased capital calls. Our income before income taxes also benefited from market value appreciation of our co-investments and FX translation movements.

16

Corporate
This segment is a cost center that provides capital, balance sheet management and shared services to the Company's subsidiaries.

	3 months ended		9 months ended

(In thousands $)	Sep. 30, 2023	Sep. 30, 2022	Sep. 30, 2023	Sep. 30, 2022

Summary income statement
Gain (loss) on investments	(239)	112	(25)	(3,506)
Other income	17	8	84	53
Total revenues	(222)	120	59	(3,453)

Net compensation	4,996	4,445	14,844	14,292
Severance, new hire accruals and other	53	852	4,723	2,697
Selling, general and administrative	451	734	1,827	1,899
Interest expense	35	31	94	96
Depreciation and amortization	441	445	1,297	1,369
Other expenses	2,228	2,222	3,789	4,545
Total expenses	8,204	8,729	26,574	24,898

Income (loss) before income taxes	(8,426)	(8,609)	(26,515)	(28,351)
Adjusted base EBITDA	(2,400)	(2,593)	(8,093)	(8,399)

3 and 9 months ended

•Investment losses were experienced from market value depreciation of certain equity holdings.

•Net compensation was higher due to salary increases and new hires.

•Severance on a year-to-date basis includes a 3-year LTIP transition payment made to the former CEO that was accelerated upon successful completion of the SCP sale during the second quarter of the year.

•Other expenses were flat in the quarter and lower on a year-to-date basis. The decrease was due to FX translation movements.

17

Dividends
The following dividends were declared by the Company during the nine months ended September 30, 2023:

Record date	Payment date	Cash dividend per share	Total dividend amount (in thousands $)
March 6, 2023 - Regular dividend Q4 2022	March 21, 2023	$0.25	6,489
May 15, 2023 - Regular dividend Q1 2023	May 30, 2023	$0.25	6,482
August 21, 2023 - Regular dividend Q2 2023	September 5, 2023	$0.25	6,467
Dividends declared in 2023 (1)			19,438
(1) Subsequent to quarter end, on October 31, 2023, a regular dividend of $0.25 per common share was declared for the quarter ended September 30, 2023. This dividend is payable on November 28, 2023 to shareholders of record at the close of business on November 13, 2023.

Capital stock
Including the 0.7 million unvested common shares currently held in the EPSP Trust (December 31, 2022 - 0.6 million), total capital stock issued and outstanding was 25.8 million (December 31, 2022 - 26 million). The decrease in the period was due to the repurchase and cancellation of 117,375 shares through the normal course issuer bid.
Earnings per share for the current and prior periods have been calculated using the weighted average number of shares outstanding during the respective periods. Basic earnings per share was $0.27 for the quarter and $1.27 on a year-to-date basis, compared to $0.12 and $0.41 in the prior periods, respectively. Diluted earnings per share was $0.26 in the quarter and $1.23 on a year-to-date basis compared to $0.12 and $0.39 in the prior periods, respectively. Diluted earnings per share reflects the dilutive effect of in-the-money stock options, unvested shares held in the EPSP Trust and outstanding restricted stock units.
A total of 12,500 stock options are outstanding pursuant to our stock option plan, all of which are exercisable.

18

Liquidity and capital resources
As at September 30, 2023, the Company had $34.4 million (December 31, 2022 - $54.4 million) outstanding on its credit facility, all of which is due on August 8, 2028. The decrease in the period is due to the partial repayment of our loan facility. As at September 30, 2023, the Company was in compliance with all covenants, terms and conditions under the credit facility.
The Company has access to a credit facility of $75 million with a major Canadian schedule I chartered bank. Amounts under the facility may be borrowed through prime rate loans or bankers’ acceptances. Amounts may also be borrowed in U.S. dollars through base rate loans. On August 8, 2023, the Company reduced its credit facility from $120 million after reviewing its current and near-term funding and borrowing needs.
Key terms under the current credit facility are noted below:

Structure
•5-year, $75 million revolver with "bullet maturity" August 8, 2028
Interest rate
•Canadian prime rate + 55 bps;
•U.S. prime rate + 105 bps; or
•Banker acceptance rate + 225 bps
Covenant terms
•Minimum AUM: 70% of AUM on November 13, 2020;
•Debt to EBITDA less than or equal to 2.5:1; and
•EBITDA to interest expense more than or equal to 2.5:1

Commitments
The Company has commitments to make co-investments in private strategies LPs or commitments to make co-investments in fund strategies in the Company's other segments. As at September 30, 2023, the Company had $9.3 million in co-investment commitments in private strategies LPs due within one year (December 31, 2022 - $5.7 million) and $0.7 million due after 12 months (December 31, 2022 - $0.4 million).

19

Critical accounting estimates, judgments and changes in accounting policies
The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are described below. The Company based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions and estimates as they occur. The Company’s significant accounting policies are described in Note 2 of the December 31, 2022 audited annual financial statements. Certain of these accounting policies require management to make key assumptions concerning the future and consider other sources of estimation uncertainty at the reporting date. These accounting estimates are considered critical because they require subjective and/or complex judgments that may have a material impact on the value of our assets, liabilities, revenues and expenses.

Critical accounting estimates

Impairment of goodwill and intangible assets

All indefinite life intangible assets and goodwill are assessed for impairment annually, however, finite life intangibles are only tested for impairment to the extent indicators of impairment exist at the time of a quarterly assessment. In the case of goodwill and indefinite life intangibles, this annual test for impairment augments the quarterly impairment indicator assessments. Values associated with goodwill and intangibles involve estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates, AUM and asset lives. These estimates require significant judgment regarding market growth rates, fund flow assumptions, expected margins and costs, which could affect the Company's future results if estimates of future performance and fair value change.

Fair value of financial instruments

When the fair value of financial assets and financial liabilities recorded in the consolidated balance sheets cannot be derived from active markets, they are determined using valuation techniques and models. Model inputs are taken from observable markets where possible, but where this is not feasible, unobservable inputs may be used. These unobservable inputs include, but are not limited to, projected cash flows, discount rates, comparable recent transactions, volatility of underlying securities in warrant valuations and extraction recovery rates of mining projects. The use of unobservable inputs can involve significant judgment and materially affect the reported fair value of financial instruments.

Contingent consideration

The acquisition of the Sprott Uranium Miners ETF in 2022 necessitated the recognition of contingent consideration for the amounts payable in cash under the terms of the purchase agreement. The consideration is subject to certain financial performance conditions based on the average AUM of the fund over the two-year period from closing of the transaction. The key judgments utilized in the estimation of the contingent consideration were fund flow and market value assumptions.

Significant judgments

Investments in other entities

IFRS 10 Consolidated Financial Statements ("IFRS 10") and IAS 28 Investments in Associates and Joint Ventures ("IAS 28") provide for the use of judgment in determining whether an investee should be included within the consolidated financial statements of the Company and on what basis (subsidiary, joint venture, financial instrument or associate). Significant judgment is applied in evaluating facts and circumstances relevant to the Company and investee, including: (1) the extent of the Company's direct and indirect interest in the investee; (2) the level of compensation to be received from the investee for management and other services provided to it; (3) "kick out rights" available to other investors in the investee; and (4) other indicators of the extent of power that the Company has over the investee.

20

Managing financial risks
Market risk
The Company separates market risk into three categories: price risk, interest rate risk and foreign currency risk.
Price risk
Price risk arises from the possibility that changes in the price of the Company's on and off-balance sheet assets and liabilities will result in changes in carrying value or recoverable amounts. The Company's revenues are also exposed to price risk since management fees, carried interest and performance fees are correlated with AUM, which fluctuates with changes in the market values of the assets in the funds and managed accounts managed by the Company.
Interest rate risk
Interest rate risk arises from the possibility that changes in interest rates will adversely affect the value of, or cash flows from, financial instrument assets and liabilities. The Company’s earnings, particularly through its private strategies segment, are exposed to volatility as a result of sudden changes in interest rates. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.
Foreign currency risk
The Company enters into transactions that are denominated primarily in U.S. and Canadian dollars. Foreign currency risk arises from foreign exchange rate movements that could negatively impact either the carrying value of financial assets and liabilities or the related cash flows which are denominated in currencies other than the functional currency of the Company and its subsidiaries. The Company may employ certain hedging strategies to mitigate foreign currency risk.
Credit risk
Credit risk is the risk that a borrower will not honor its commitments and a loss to the Company may result. Credit risk generally arises in the Company's investments portfolio.
Investments
The Company incurs credit risk when entering into, settling and financing transactions with counterparties. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.
Other
The majority of receivables relate to management fees, carried interest and performance fees receivable from the funds and managed accounts managed by the Company. These receivables are short-term in nature and any credit risk associated with them is managed by dealing with counterparties that the Company believes to be creditworthy and by actively monitoring credit exposure and the financial health of the counterparties.
Liquidity risk
Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they come due. The Company's exposure to liquidity risk is minimal as it maintains sufficient levels of liquid assets to meet its obligations as they come due. Additionally, the Company has access to a $75 million committed line of credit with a major Canadian schedule I chartered bank. As part of its cash management program, the Company primarily invests in short-term debt securities issued by the Government of Canada with maturities of less than three months.

21

The Company's exposure to liquidity risk as it relates to our co-investments in private strategies LPs arises from fluctuations in cash flows from making capital calls and receiving capital distributions. The Company manages its co-investment liquidity risk through the ongoing monitoring of scheduled capital calls and distributions ("match funding") and through its broader treasury risk management program and enterprise capital budgeting.
Financial liabilities, including accounts payable and accrued liabilities and compensation payable, are short-term in nature and are generally due within a year.
The Company's management team is responsible for reviewing resources to ensure funds are readily available to meet its financial obligations as they come due and ensuring adequate funds exist to support business strategies and operations growth. The Company manages liquidity risk by monitoring cash balances on a daily basis and through its broader treasury risk management program. To meet any liquidity shortfalls, actions taken by the Company could include: drawing on the line of credit; slowing its co-investment activities; liquidating investments; adjusting or otherwise temporarily suspending AIPs; cutting or temporarily suspending its dividend; and/or issuing common shares.
Concentration risk
A significant portion of the Company's AUM and its investments are focused on the natural resource sector, and in particular, precious metals and energy transition materials related investments and transactions. In addition, from time-to-time, certain investments may be concentrated to a material degree in a single position or group of positions. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.
Disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR")
Management is responsible for the design and operational effectiveness of DC&P and ICFR in order to provide reasonable assurance regarding the disclosure of material information relating to the Company. This includes information required to be disclosed in the Company's annual filings, interim filings and other reports filed under securities legislation, as well as the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.
Our chief executive officer and chief financial officer, after evaluating the effectiveness of our DC&P and ICFR (as defined in the applicable U.S. and Canadian securities laws), concluded that the Company's DC&P and ICFR were properly designed and were operating effectively as at September 30, 2023. In addition, there were no material changes to ICFR during the quarter.

Managing non-financial risks
For details around other risks managed by the Company (e.g. confidentiality of information, conflicts of interest, etc.) refer to the Company's annual report as well as the Annual Information Form available on EDGAR at www.sec.gov and SEDAR at www.sedar.com.

Additional information relating to the Company, including the Company's Annual Information Form is available on EDGAR at www.sec.gov and SEDAR at www.sedar.com.

22

Consolidated Financial Statements

Three and nine months ended September 30, 2023

Interim condensed consolidated balance sheets (unaudited)

As at		Sep. 30	Dec. 31
(In thousands of U.S. dollars)		2023	2022

Assets
Current
Cash and cash equivalents		23,860	51,678
Fees receivable		5,495	10,967
Short-term investments	(Notes 3 & 9)	2,094	3,348
Other assets	(Note 5)	13,389	8,723
Income taxes recoverable		2,065	2,247
Total current assets		46,903	76,963

Co-investments	(Notes 4 & 9)	94,261	73,573
Other assets	(Notes 5 & 9)	23,472	21,271
Property and equipment, net		10,793	12,496
Intangible assets	(Note 6)	178,930	178,613
Goodwill	(Note 6)	19,149	19,149
Deferred income taxes	(Note 8)	2,440	1,683
		329,045	306,785
Total assets		375,948	383,748

Liabilities and shareholders' equity
Current
Accounts payable and accrued liabilities		10,123	10,703
Compensation payable		7,039	12,342
Income taxes payable		583	2,707
Total current liabilities		17,745	25,752

Other accrued liabilities		15,765	18,061
Loan facility	(Note 12)	34,437	54,437
Deferred income taxes	(Note 8)	11,758	8,227
Total liabilities		79,705	106,477

Shareholders' equity
Capital stock	(Note 7)	424,127	428,475
Contributed surplus	(Note 7)	45,131	33,716
Deficit		(92,608)	(105,305)
Accumulated other comprehensive loss		(80,407)	(79,615)
Total shareholders' equity		296,243	277,271
Total liabilities and shareholders' equity		375,948	383,748

Commitments and provisions	(Note 13)

The accompanying notes form part of the unaudited condensed interim consolidated financial statements

"Ron Dewhurst"     "Graham Birch"
Director     Director

24

Interim condensed consolidated statements of operations and comprehensive income (unaudited)

		For the three months ended		For the nine months ended

		Sep. 30	Sep. 30	Sep. 30	Sep. 30
(In thousands of U.S. dollars, except for per share amounts)		2023	2022	2023	2022

Revenues
Management fees		33,116	29,158	97,772	86,950
Carried interest and performance fees		—	—	388	2,046
Commissions		539	6,101	6,970	25,636
Finance income		1,181	933	3,638	3,552
Gain (loss) on investments	(Notes 3, 4 and 5)	(1,441)	45	(1,433)	(9,312)
Other income	(Note 5)	(73)	(227)	20,940	151
Total revenues		33,322	36,010	128,275	109,023

Expenses
Compensation	(Note 7)	16,825	18,934	57,538	60,087
Trailer, sub-advisor and fund expenses		1,649	1,754	5,507	8,629
Selling, general and administrative		4,000	4,239	13,255	11,898
Interest expense		882	884	3,216	1,847
Depreciation of property and equipment		731	710	2,185	2,645
Other expenses	(Note 5)	3,811	5,697	7,106	8,541
Total expenses		27,898	32,218	88,807	93,647

Income before income taxes for the period		5,424	3,792	39,468	15,376
Provision (recovery) for income taxes	(Note 8)	(1,349)	721	7,333	5,075
Net income for the period		6,773	3,071	32,135	10,301

Net income per share:
Basic	(Note 7)	0.27	0.12	1.27	0.41
Diluted	(Note 7)	0.26	0.12	1.23	0.39

Net income for the period		6,773	3,071	32,135	10,301

Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss
Foreign currency translation gain (loss) (taxes of $Nil)		(5,301)	(14,572)	(792)	(18,825)
Total other comprehensive income (loss)		(5,301)	(14,572)	(792)	(18,825)
Comprehensive income (loss)		1,472	(11,501)	31,343	(8,524)

The accompanying notes form part of the unaudited condensed interim consolidated financial statements

25

Interim condensed consolidated statements of changes in shareholders' equity (unaudited)

(In thousands of U.S. dollars, other than number of shares)		Number of shares outstanding	Capital stock	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Total equity

At Dec. 31, 2022		25,325,894	428,475	33,716	(105,305)	(79,615)	277,271
Shares acquired for equity incentive plan	(Note 7)	(154,131)	(5,252)	—	—	—	(5,252)
Shares released on vesting of equity incentive plan	(Note 7)	111,996	4,736	(4,736)	—	—	—
Shares acquired and canceled under normal course issuer bid	(Note 7)	(117,375)	(3,881)	—	—	—	(3,881)
Foreign currency translation gain (loss)		—	—	—	—	(792)	(792)
Stock-based compensation	(Note 7)	—	—	16,151	—	—	16,151
Dividends declared	(Note 10)	1,389	49	—	(19,438)	—	(19,389)
Net income		—	—	—	32,135	—	32,135
Balance, Sep. 30, 2023		25,167,773	424,127	45,131	(92,608)	(80,407)	296,243

At Dec. 31, 2021		24,991,620	417,425	35,357	(97,006)	(64,557)	291,219
Shares acquired for equity incentive plan	(Note 7)	(180,594)	(6,948)	—	—	—	(6,948)
Issuance of share capital on exercise of stock options	(Note 7)	115,102	1,807	(680)	—	—	1,127
Shares released on vesting of equity incentive plan	(Note 7)	51,066	1,652	(1,652)	—	—	—
Foreign currency translation gain (loss)		—	—	—	—	(18,825)	(18,825)
Stock-based compensation	(Note 7)	—	—	12,908	—	—	12,908
Issuance and released on vesting of RSUs	(Note 7)	43,709	777	(777)	—	—	—
Issuance of shares to purchase management contract	(Note 7)	72,464	4,000	—	—	—	4,000
Shares acquired and canceled under normal course issuer bid	(Note 7)	(81,538)	(3,036)	—	—	—	(3,036)
Dividends declared	(Note 10)	3,070	119	—	(19,451)	—	(19,332)
Net income		—	—	—	10,301	—	10,301
Balance, Sep. 30, 2022		25,014,899	415,796	45,156	(106,156)	(83,382)	271,414

The accompanying notes form part of the unaudited condensed interim consolidated financial statements

26

Interim condensed consolidated statements of cash flows (unaudited)

	For the nine months ended

	Sep. 30	Sep. 30
(In thousands of U.S. dollars)	2023	2022

Operating activities
Net income for the period	32,135	10,301
Add (deduct) non-cash items:
(Gain) loss on investments	1,433	9,312
Stock-based compensation	16,151	12,908
Depreciation of property and equipment	2,185	2,645
Deferred income tax expense	2,772	261
Current income tax expense	4,561	4,814
Other items	(6,961)	(281)
Shares received on recognition of a previously unrecorded contingent asset	(18,588)	—
Income taxes paid	(6,523)	(6,365)
Changes in:
Fees receivable	2,870	778
Other assets	(4,898)	(6,354)
Accounts payable, accrued liabilities and compensation payable	(6,882)	(9,982)
Cash provided by (used in) operating activities	18,255	18,037

Investing activities
Purchase of investments	(17,633)	(23,045)
Sale of investments	14,532	12,382
Purchase of property and equipment	(1,033)	(110)
Proceeds received on exit of non-core businesses	4,583	—
Management contract consideration	—	(10,500)
Cash provided by (used in) investing activities	449	(21,273)

Financing activities
Acquisition of common shares for equity incentive plan	(5,252)	(6,948)
Acquisition of common shares under normal course issuer bid	(3,881)	(3,036)
Cash received on exercise of stock options	—	1,127
Repayment of lease liabilities	(1,846)	(1,887)
Contributions from non-controlling interest	3,226	6,593
Net advances (repayments) from loan facility	(20,000)	26,750
Dividends paid	(19,389)	(19,332)
Cash provided by (used in) financing activities	(47,142)	3,267
Effect of foreign exchange on cash balances	620	(1,050)
Net increase (decrease) in cash and cash equivalents during the period	(27,818)	(1,019)
Cash and cash equivalents, beginning of the period	51,678	49,805
Cash and cash equivalents, end of the period	23,860	48,786
Cash and cash equivalents:
Cash	23,860	48,605
Short-term deposits	—	181
	23,860	48,786

The accompanying notes form part of the unaudited condensed interim consolidated financial statements

27

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2023 and 2022
1 Corporate information
Sprott Inc. (the "Company") was incorporated under the Business Corporations Act (Ontario) on February 13, 2008. Its registered office is at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario M5J 2J1.

2 Summary of significant accounting policies
Statement of compliance
These unaudited interim condensed consolidated financial statements ("interim financial statements") have been prepared in accordance with International Financial Reporting Standards ("IFRS") in effect as at September 30, 2023, specifically, IAS 34 Interim Financial Reporting.
Compliance with IFRS requires the Company to exercise judgment and make estimates and assumptions that effect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may vary. Except as otherwise noted, significant accounting judgments and estimates are described in Note 2 of the December 31, 2022 annual audited consolidated financial statements and have been applied consistently to the interim financial statements as at and for three and nine months ended September 30, 2023.
The interim financial statements have been authorized for issue by a resolution of the board of directors of the Company on October 31, 2023 and include all subsequent events up to that date.
Basis of presentation
These interim financial statements have been prepared on a going concern basis and on a historical cost basis, except for financial assets and financial liabilities classified as fair value through profit or loss ("FVTPL") or fair value through other comprehensive income ("FVOCI"), both of which have been measured at fair value. The interim financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand ($000), except when indicated otherwise.
Principles of consolidation
These interim financial statements of the Company are prepared on a consolidated basis so as to include the accounts of all limited partnerships and corporations the Company is deemed to control under IFRS. Controlled limited partnerships and corporations ("subsidiaries") are consolidated from the date the Company obtains control. All intercompany balances with subsidiaries are eliminated upon consolidation. Subsidiary financial statements are prepared over the same reporting period as the Company and are based on accounting policies consistent with that of the Company.
The Company records third-party interest in the funds which do not qualify to be equity due to redeemable or limited life features, as non-controlling interest liabilities. Such interests are initially recognized at fair value, with any changes recorded in the other expenses line of the interim condensed consolidated statements of operations and comprehensive income.
Control exists if the Company has power over the entity, exposure or rights to variable returns from its involvement with the entity and the ability to use its power over the entity to affect the amount of returns the Company receives. In many, but not all instances, control will exist when the Company owns more than one half of the voting rights of a corporation, or is the sole limited and general partner of a limited partnership.

28

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2023 and 2022
The Company currently controls the following principal subsidiaries:
•Sprott Asset Management LP ("SAM");
•Sprott U.S. Holdings Inc. ("SUSHI"), parent of: (1) SGRIL Holdings Inc. ("SGRIL Holdings"); (2) Sprott Global Resource Investments Ltd. ("SGRIL"); (3) Sprott Asset Management USA Inc. ("SAM US"); and (4) Resource Capital Investment Corporation ("RCIC"). Collectively, the interests of SUSHI are referred to as "US entities" in these financial statements;
•Sprott Resource Streaming and Royalty Corporation and Sprott Private Resource Streaming and Royalty (Management) Corp ("SRSR");
•Sprott Resource Lending Corp. ("SRLC"); and
•Sprott Inc. 2011 Employee Profit Sharing Plan Trust (the "Trust").

During the year, we exited our non-core Canadian broker-dealer (Sprott Capital Partners) and legacy asset management business in Korea. Details of the transaction can be found in Note 5.
Reportable segments
Effective in the first quarter of this year, the brokerage segment no longer met the definition of a reportable segment under IFRS 8, Operating Segments ("IFRS 8"). Consequently, this segment was retroactively included as part of "All other segments" in Note 11 of the interim financial statements.

Other accounting policies
All other accounting policies, judgments, and estimates described in the December 31, 2022 annual audited consolidated financial statements have been applied consistently to the interim financial statements unless otherwise noted.

29

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2023 and 2022
3 Short-term investments
Primarily consist of equity investments in public and private entities we receive as consideration during private strategies, managed equities and broker-dealer activities (in thousands $):

	Classification and measurement criteria	Sep. 30, 2023	Dec. 31, 2022

Public equities and share purchase warrants	FVTPL	609	1,863
Private holdings	FVTPL	1,485	1,485
Total short-term investments		2,094	3,348
Gains and losses on financial assets and liabilities classified at FVTPL are included in the gain (loss) on investments line in the consolidated statements of operations and comprehensive income.

4 Co-investments
Consists of the following (in thousands $):

	Classification and measurement criteria	Sep. 30, 2023	Dec. 31, 2022

Co-investments in funds (1)	FVTPL	94,261	73,573
Total co-investments		94,261	73,573
(1) Includes investments in funds managed and previously managed by the Company
Gains and losses on co-investments are included in the gain (loss) on investments line in the consolidated statements of operations and comprehensive income.

30

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2023 and 2022
5 Other assets, income, expenses and non-controlling interest
Other assets
Consist of the following (in thousands $):

	Sep. 30, 2023	Dec. 31, 2022

Assets attributable to non-controlling interest	14,400	11,301
Fund recoveries and investment receivables	6,363	4,617
Advance on unrealized carried interest	4,459	4,454
Prepaid expenses	3,649	3,741
Digital gold strategies(1)	3,785	3,778
Other(2)	4,205	2,103
Total other assets	36,861	29,994
(1) Digital gold strategies are financial instruments classified at FVTPL. Gains and losses are included in the gain (loss) on investments line in the consolidated statements of operations and comprehensive income.
(2) Includes miscellaneous third-party receivables.
Other income
Consist of the following (in thousands $):

	For the three months ended		For the nine months ended
	Sep. 30, 2023	Sep. 30, 2022	Sep. 30, 2023	Sep. 30, 2022

Realization of a previously unrecorded contingent asset (1)	—	—	18,588	—
Investment income (2)	1,076	590	3,344	1,003
Income attributable to non-controlling interest	(1,149)	(817)	(992)	(852)
Total other income	(73)	(227)	20,940	151
(1) In the second quarter, the Company received shares on the realization of an unrecorded contingent asset from a historical acquisition. The Company has no further obligation with respect to these shares.
(2) Primarily includes miscellaneous investment fund income, syndication and trailer fee income.

31

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2023 and 2022
Other expenses
Consist of the following (in thousands $):

	For the three months ended		For the nine months ended
	Sep. 30, 2023	Sep. 30, 2022	Sep. 30, 2023	Sep. 30, 2022

Revaluation of contingent liability related to URNM	—	—	(2,254)	—
Foreign exchange (gain) loss	37	3,020	1,917	5,138
Costs related to the exit of non-core businesses (1)	3,615	—	4,987	—
Other (2)	159	2,677	2,456	3,403
Total other expenses	3,811	5,697	7,106	8,541
(1) During the quarter, we exited our non-core asset management business that was domiciled in Korea ("Korea"). Historically, Korea was immaterial to our overall operations as it accounted for less than 1% of consolidated net income and adjusted base EBITDA, respectively.
(2) Includes net income (loss) attributable to non-controlling interest of ($1.1) million for the three months ended September 30, 2023 (three months ended September 30, 2022 - (($0.8) million) and ($1) million for the nine months ended September 30, 2023 (nine months ended September 30, 2022 - (($0.9) million) as well as non-recurring professional fees and new fund start-up costs.
Non-controlling interest assets and liabilities
Non-controlling interest consists of third-party interest in our co-investments. The following table provides a summary of amounts attributable to this non-controlling interest (in thousands $):

	Sep. 30, 2023	Dec. 31, 2022

Assets	14,400	11,301
Liabilities - current(1)	(84)	(211)
Liabilities - long-term(1)	(14,316)	(11,090)
(1) Current and long-term liabilities attributable to non-controlling interest are included in accounts payable and accrued liabilities and other accrued liabilities, respectively.

32

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2023 and 2022
6 Goodwill and intangible assets
Consist of the following (in thousands $):

	Goodwill	Fund management contracts (indefinite life)	Fund management contracts (finite life)	Total
Cost
At Dec. 31, 2021	132,251	160,973	36,587	329,811
Additions	—	20,410	—	20,410
Transfers	—	9,088	(9,088)	—
Net exchange differences	—	(11,858)	—	(11,858)
At Dec. 31, 2022	132,251	178,613	27,499	338,363
Net exchange differences	—	317	—	317
At Sep. 30, 2023	132,251	178,930	27,499	338,680

Accumulated amortization
At Dec. 31, 2021	(113,102)	—	(27,499)	(140,601)
Amortization charge for the year	—	—	—	—
At Dec. 31, 2022	(113,102)	—	(27,499)	(140,601)
Amortization charge for the period	—	—	—	—
At Sep. 30, 2023	(113,102)	—	(27,499)	(140,601)

Net book value at:
At Dec. 31, 2022	19,149	178,613	—	197,762
At Sep. 30, 2023	19,149	178,930	—	198,079

33

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2023 and 2022
Impairment assessment of goodwill
The Company has identified 5 cash generating units ("CGU") as follows:
•Exchange listed products
•Managed equities
•Private strategies
•Brokerage
•Corporate
As at September 30, 2023, the Company had allocated $19.1 million (December 31, 2022 - $19.1 million) of goodwill on a relative value approach basis to the exchange listed products and managed equities CGUs.
In the normal course, goodwill is tested for impairment once per annum, which for the Company is during the fourth quarter of each year or earlier if there are indicators of impairment. There were no indicators of impairment in either the exchange listed products or the managed equities CGUs.
Impairment assessment of indefinite life fund management contracts
As at September 30, 2023, the Company had indefinite life intangibles related to fund management contracts of $178.9 million (December 31, 2022 - $178.6 million). There were no indicators of impairment as at September 30, 2023.

34

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2023 and 2022
7 Shareholders' equity
Capital stock and contributed surplus
The authorized and issued share capital of the Company consists of an unlimited number of common shares, without par value.

	Number of shares	Stated value (in thousands $)

At Dec. 31, 2021	24,991,620	417,425
Shares acquired for equity incentive plan	(180,594)	(6,948)
Issuance of shares on exercise of stock options	115,102	1,807
Shares released on vesting of equity incentive plan	324,568	12,867
Issuance of shares on vesting of RSUs	80,345	2,210
Issuance of shares to purchase management contracts	72,464	4,000
Shares acquired and canceled under normal course issuer bid	(81,538)	(3,036)
Issuance of shares under dividend reinvestment program	3,927	150
At Dec. 31, 2022	25,325,894	428,475
Shares acquired for equity incentive plan	(154,131)	(5,252)
Shares released on vesting of equity incentive plan	111,996	4,736
Shares acquired and canceled under normal course issuer bid	(117,375)	(3,881)
Issuance of shares under dividend reinvestment program	1,389	49
At Sep. 30, 2023	25,167,773	424,127
Contributed surplus consists of stock option expense, earn-out shares expense, equity incentive plans' expense, and additional purchase consideration.

Stated value (in thousands $)

At Dec. 31, 2021	35,357
Issuance of shares on exercise of stock options	(680)
Shares released on vesting of equity incentive plan	(12,867)
Stock-based compensation	17,041
Released on vesting of RSUs	(5,135)
At Dec. 31, 2022	33,716
Shares released on vesting of equity incentive plan	(4,736)
Stock-based compensation	16,151
At Sep. 30, 2023	45,131

35

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2023 and 2022
Stock option plan
The Company has an option plan (the "Plan") intended to provide incentives to directors, officers and employees of the Company and its wholly owned subsidiaries. The aggregate number of shares issuable upon the exercise of all options granted under the Plan and under all other stock-based compensation arrangements including the Trust and Equity Incentive Plan ("EIP") cannot exceed 10% of the issued and outstanding shares of the Company as at the date of grant. The options may be granted at a price that is not less than the market price of the Company's common shares at the time of grant. The options typically vest annually over a three-year period and may be exercised during a period not to exceed 10 years from the date of grant.
There were no stock options issued during the three and nine months ended September 30, 2023 (three and nine months ended September 30, 2022 - Nil). There were no stock options exercised during the three and nine months ended September 30, 2023 (three months ended September 30, 2022 - Nil and nine months ended September 30, 2022 - 150,000).
For valuing share option grants, the fair value method of accounting is used. The fair value of option grants is determined using the Black-Scholes option-pricing model, which takes into account the exercise price of the option, the current share price, the risk-free interest rate, the expected volatility of the share price over the life of the option and other relevant factors. Compensation cost is recognized over the vesting period, assuming an estimated forfeiture rate, with an offset to contributed surplus. When exercised, amounts originally recorded against contributed surplus as well as any consideration paid by the option holder is credited to capital stock.
As at September 30, 2023, there are 12,500 options outstanding (December 31, 2022 - 12,500) with a weighted average exercise price of CAD$27.30 and 2.6 years remaining on their contractual life.
Equity incentive plan
For employees in Canada, the Trust has been established and the Company will fund the Trust with cash, which will be used by the trustee to purchase: (1) on the open market, common shares of the Company that will be held in the Trust until the awards vest and are distributed to eligible members; and (2) from treasury, common shares of the Company that will be held in the Trust until the awards vest and are distributed to eligible employees. For employees in the U.S. under the EIP plan, the Company will allot common shares of the Company as either: (1) restricted stock; (2) unrestricted stock; or (3) restricted stock units ("RSUs"), the resulting common shares of which will be issued from treasury.
There were no RSUs granted during the three months ended September 30, 2023 (three months ended September 30, 2022 - Nil) and 50,000 RSUs granted during the nine months ended September 30, 2023 (nine months ended September 30, 2022 - 372,000).

Number of common shares

Unvested common shares held by the Trust, Dec. 31, 2021	774,405
Acquired	180,594
Released on vesting	(324,568)
Unvested common shares held by the Trust, Dec. 31, 2022	630,431
Acquired	154,131
Released on vesting	(111,996)
Unvested common shares held by the Trust, Sep. 30, 2023	672,566
Included in the compensation line of the consolidated statements of operations and comprehensive income is $16.2 million of stock-based compensation for the nine months ended September 30, 2023 (nine months ended September 30, 2022 - $12.9 million).

36

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2023 and 2022
Basic and diluted earnings per share
The following table presents the calculation of basic and diluted earnings per common share:

	For the three months ended		For the nine months ended
	Sep. 30, 2023	Sep. 30, 2022	Sep. 30, 2023	Sep. 30, 2022

Numerator (in thousands $):
Net income - basic and diluted	6,773	3,071	32,135	10,301

Denominator (number of shares in thousands):
Weighted average number of common shares	25,866	25,934	25,911	25,925
Weighted average number of unvested shares purchased by the Trust	(679)	(872)	(661)	(841)
Weighted average number of common shares - basic	25,187	25,062	25,250	25,084
Weighted average number of dilutive stock options	13	13	13	13
Weighted average number of unvested shares under EIP	979	1,250	959	1,219
Weighted average number of common shares - diluted	26,179	26,325	26,222	26,316

Net income per common share
Basic	0.27	0.12	1.27	0.41
Diluted	0.26	0.12	1.23	0.39

Capital management
The Company's objectives when managing capital are:
•to meet regulatory requirements and other contractual obligations;
•to safeguard the Company's ability to continue as a going concern so that it can continue to provide returns to shareholders;
•to provide financial flexibility to fund possible acquisitions;
•to provide adequate seed capital for the Company's new product offerings; and
•to provide an adequate return to shareholders through growth in assets under management, growth in management fees, carried interest and performance fees and return on the Company's invested capital that will result in dividend payments to shareholders.
The Company's capital is comprised of equity, including capital stock, contributed surplus, retained earnings (deficit) and accumulated other comprehensive income (loss). SAM is a registrant of the Ontario Securities Commission ("OSC") and the U.S. Securities and Exchange Commission ("SEC") and SGRIL is a member of the Financial Industry Regulatory Authority ("FINRA"). As a result, all of these entities are required to maintain a minimum level of regulatory capital. To ensure compliance, management monitors regulatory and working capital on a regular basis. SAM US and RCIC are also registered with the SEC. As at September 30, 2023 and 2022, all entities were in compliance with their respective capital requirements.

37

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2023 and 2022
8     Income taxes
The major components of income tax expense are as follows (in thousands $):

	For the nine months ended
	Sep. 30, 2023	Sep. 30, 2022

Current income tax expense
Based on taxable income of the current period	5,131	5,476
Adjustments in respect to previous years	(570)	(662)
Total current income tax expense	4,561	4,814

Deferred income tax expense (recovery)
Origination and reversal of temporary differences	2,918	71
Adjustments in respect to previous years	(146)	190
Total deferred income tax expense (recovery)	2,772	261
Income tax expense reported in the consolidated statements of operations	7,333	5,075
Taxes calculated on the Company's earnings differs from the theoretical amount that would arise using the weighted average tax rate applicable to earnings of the Company as follows (in thousands $):

	For the nine months ended
	Sep. 30, 2023	Sep. 30, 2022

Income before income taxes	39,468	15,376

Tax calculated at domestic tax rates applicable to profits in the respective countries	10,455	4,100
Tax effects of:
Non-deductible stock-based compensation	90	(22)
Non-taxable capital (gains) and losses	(2,247)	797
Adjustments in respect of previous periods	(716)	(472)
Temporary difference not currently utilized and (not benefited previously)	(326)	664
Rate differences and other	77	8
Tax charge	7,333	5,075
The weighted average statutory tax rate was 26.5% (September 30, 2022 - 26.7%). The Company has $1.2 million (December 31, 2022 - $1.1 million) of capital losses from prior years that will begin to expire in 2024. The benefit of these capital losses has not been recognized.

38

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2023 and 2022
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The ability to realize the tax benefits of these losses is dependent upon a number of factors, including the future profitability of operations in the jurisdictions in which the tax losses arose. The movement in significant components of the Company's deferred income tax assets and liabilities is as follows (in thousands $):

For the nine months ended September 30, 2023

	Dec. 31, 2022	Recognized in income	Exchange rate differences	Sep. 30, 2023
Deferred income tax assets
Stock-based compensation	5,768	262	5	6,035
Non-capital and capital losses	1,324	2,366	(6)	3,684
Other	91	(143)	212	160
Total deferred income tax assets	7,183	2,485	211	9,879

Deferred income tax liabilities
Fund management contracts	14,796	1,651	229	16,676
Unrealized gains (losses)	(2,249)	3,607	(19)	1,339
Advance on unrealized carried interest	1,180	(1)	3	1,182
Total deferred income tax liabilities	13,727	5,257	213	19,197
Net deferred income tax assets (liabilities) (1)	(6,544)	(2,772)	(2)	(9,318)

For the year ended December 31, 2022

	Dec. 31, 2021	Recognized in income	Exchange rate differences	Dec. 31, 2022
Deferred income tax assets
Stock-based compensation	4,177	1,928	(337)	5,768
Non-capital and capital losses	1,061	344	(81)	1,324
Other	488	(147)	(250)	91
Total deferred income tax assets	5,726	2,125	(668)	7,183

Deferred income tax liabilities
Fund management contracts	13,732	2,231	(1,167)	14,796
Unrealized gains (losses)	(978)	(1,337)	66	(2,249)
Advance on unrealized carried interest	—	1,231	(51)	1,180
Total deferred income tax liabilities	12,754	2,125	(1,152)	13,727
Net deferred income tax assets (liabilities) (1)	(7,028)	—	484	(6,544)
(1) Deferred tax assets of $2.4 million (December 31, 2022 - $1.7 million) and deferred tax liabilities of $11.8 million (December 31, 2022- $8.2 million) are presented on the balance sheet net by legal jurisdiction.

39

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2023 and 2022
9     Fair value measurements
The following tables present the Company's recurring fair value measurements within the fair value hierarchy. The Company did not have non-recurring fair value measurements as at September 30, 2023 and December 31, 2022 (in thousands $).

Short-term investments

Sep. 30, 2023	Level 1	Level 2	Level 3	Total

Public equities and share purchase warrants	558	40	11	609
Private holdings	—	—	1,485	1,485
Total recurring fair value measurements	558	40	1,496	2,094

Dec. 31, 2022	Level 1	Level 2	Level 3	Total

Public equities and share purchase warrants	1,012	804	47	1,863
Private holdings	—	—	1,485	1,485
Total recurring fair value measurements	1,012	804	1,532	3,348

Co-investments

Sep. 30, 2023	Level 1	Level 2	Level 3	Total

Co-investments (1)	25,032	69,229	—	94,261
Total recurring fair value measurements	25,032	69,229	—	94,261

Dec. 31, 2022	Level 1	Level 2	Level 3	Total

Co-investments (1)	10,279	63,294	—	73,573
Total recurring fair value measurements	10,279	63,294	—	73,573
(1) Co-investments also include investments made in funds which we consolidate that directly hold publicly traded equities or precious metals.

40

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2023 and 2022
Other assets

Sep. 30, 2023	Level 1	Level 2	Level 3	Total

Digital gold strategies	—	—	3,785	3,785
Assets attributable to non-controlling interest	6,097	8,303	—	14,400
Total recurring fair value measurements	6,097	8,303	3,785	18,185

Dec. 31, 2022	Level 1	Level 2	Level 3	Total

Digital gold strategies	—	—	3,778	3,778
Assets attributable to non-controlling interest	3,248	8,053	—	11,301
Total recurring fair value measurements	3,248	8,053	3,778	15,079

The following tables provides a summary of changes in the fair value of Level 3 financial assets (in thousands $):
Short-term investments

	Changes in the fair value of Level 3 measurements - Sep. 30, 2023
	Dec. 31, 2022	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Sep. 30, 2023
Share purchase warrants	47	46	(37)	(45)	11
Private holdings	1,485	—	—	—	1,485
Total	1,532	46	(37)	(45)	1,496

	Changes in the fair value of Level 3 measurements - Dec. 31, 2022
	Dec. 31, 2021	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Dec. 31, 2022
Share purchase warrants	135	(44)	—	(44)	47
Private holdings	2,020	—	—	(535)	1,485
Total	2,155	(44)	—	(579)	1,532

41

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2023 and 2022
Other assets

	Changes in the fair value of Level 3 measurements - Sep. 30, 2023
	Dec. 31, 2022	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Sep. 30, 2023
Digital gold strategies	3,778	—	—	7	3,785
Total	3,778	—	—	7	3,785

	Changes in the fair value of Level 3 measurements - Dec. 31, 2022
	Dec. 31, 2021	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Dec. 31, 2022
Digital gold strategies	7,060	—	—	(3,282)	3,778
Total	7,060	—	—	(3,282)	3,778

During the nine months ended September 30, 2023, the Company transferred public equities of $0.1 million (December 31, 2022 - $0.8 million) from Level 2 to Level 1 within the fair value hierarchy.
The following table presents the valuation techniques used by the Company in measuring fair values:

Type	Valuation technique
Public equities, precious metals and share purchase warrants	Fair values are determined using publicly available prices or pricing models which incorporate all available market-observable inputs.
Alternative funds and private equity funds	Fair values are based on the last available net asset value.
Fixed income securities	Fair values are based on independent market data providers or third-party broker quotes.
Private holdings (including digital gold strategies)	Fair values based on variety of valuation techniques, including discounted cash flows, comparable recent transactions and other techniques used by market participants.

The Company’s Level 3 securities consist of private holdings and share purchase warrants. The significant unobservable inputs used in these valuation techniques can vary considerably over time, and include gray market financing prices, volatility and discount rates. A significant change in any of these inputs in isolation would result in a material impact in fair value measurement. The potential impact of a 5% change in the significant unobservable inputs on profit or loss would be approximately $0.3 million (December 31, 2022 - $0.3 million).

Financial instruments not carried at fair value
The carrying amounts of fees receivable, other assets, accounts payable and accrued liabilities and compensation payable represent a reasonable approximation of fair value.

42

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2023 and 2022
10     Dividends
The following dividends were declared by the Company during the nine months ended September 30, 2023:

Record date	Payment date	Cash dividend per share	Total dividend amount (in thousands $)
March 6, 2023 - Regular dividend Q4 2022	March 21, 2023	$0.25	6,489
May 15, 2023 - Regular dividend Q1 2023	May 30, 2023	$0.25	6,482
August 21, 2023 - Regular dividend Q2 2023	September 5, 2023	$0.25	6,467
Dividends (1)			19,438
(1) Subsequent to quarter end, on October 31, 2023, a regular dividend of $0.25 per common share was declared for the quarter ended September 30, 2023. This dividend is payable on November 28, 2023 to shareholders of record at the close of business on November 13, 2023.

11     Segmented information
For management purposes, the Company is organized into business units based on its products, services and geographical locations and has four reportable segments as follows:
•Exchange listed products (reportable), which provides management services to the Company's closed-end physical trusts and exchange traded funds ("ETFs"), both of which are actively traded on public securities exchanges;
•Managed equities (reportable), which provides management services to the Company's alternative investment strategies managed in-house and on a sub-advisory basis;
•Private strategies (reportable), which provides lending and streaming activities through limited partnership vehicles;
•Corporate (reportable), which provides capital, balance sheet management and enterprise shared services to the Company's subsidiaries; and
•All other segments (non-reportable), which do not meet the definition of reportable segments per IFRS 8.
Effective in the first quarter of this year, the brokerage segment no longer met the definition of a reportable segment. Consequently, this segment was retroactively included as part of "All other segments".
Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on earnings before interest expense, income taxes, amortization and impairment of intangible assets and goodwill, gains and losses on investments (as if such gains and losses had not occurred), other (income) and expenses, amortization of stock-based compensation, carried interest and performance fees and carried interest and performance fee payouts (adjusted base EBITDA).
Adjusted base EBITDA is not a measurement in accordance with IFRS and should not be considered as an alternative to net income or any other measure of performance under IFRS.
Transfer pricing between operating segments is performed on an arm's length basis in a manner similar to transactions with third parties.

43

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2023 and 2022
The following tables present the operations of the Company's segments (in thousands $):
For three months ended September 30, 2023

	Exchange listed products	Managed equities	Private strategies	Corporate	Consolidation, elimination and all other segments	Consolidated
Total revenue	19,991	5,901	7,901	(222)	(249)	33,322
Total expenses	6,994	5,831	2,981	8,204	3,888	27,898
Income (loss) before income taxes	12,997	70	4,920	(8,426)	(4,137)	5,424
Adjusted base EBITDA	15,022	2,132	2,882	(2,400)	218	17,854

For three months ended September 30, 2022

	Exchange listed products	Managed equities	Private strategies	Corporate	Consolidation, elimination and all other segments	Consolidated
Total revenue	17,133	6,840	6,146	120	5,771	36,010
Total expenses	7,554	6,105	4,260	8,729	5,570	32,218
Income (loss) before income taxes	9,579	735	1,886	(8,609)	201	3,792
Adjusted base EBITDA	13,667	2,085	2,503	(2,593)	1,175	16,837

For nine months ended September 30, 2023

	Exchange listed products	Managed equities	Private strategies	Corporate	Consolidation, elimination and all other segments	Consolidated
Total revenue	79,228	20,902	21,280	59	6,806	128,275
Total expenses	18,826	19,840	10,470	26,574	13,097	88,807
Income (loss) before income taxes	60,402	1,062	10,810	(26,515)	(6,291)	39,468
Adjusted base EBITDA	44,902	6,155	9,271	(8,093)	893	53,128

For nine months ended September 30, 2022

	Exchange listed products	Managed equities	Private strategies	Corporate	Consolidation, elimination and all other segments	Consolidated
Total revenue	58,230	19,586	16,069	(3,453)	18,591	109,023
Total expenses	21,586	19,684	9,580	24,898	17,899	93,647
Income (loss) before income taxes	36,644	(98)	6,489	(28,351)	692	15,376
Adjusted base EBITDA	43,148	8,087	6,411	(8,399)	3,672	52,919

44

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2023 and 2022
For geographic reporting purposes, transactions are primarily recorded in the location that corresponds with the underlying subsidiary's country of domicile that generates the revenue. The following table presents the revenue of the Company by geographic location (in thousands $):

	For the three months ended		For the nine months ended
	Sep. 30, 2023	Sep. 30, 2022	Sep. 30, 2023	Sep. 30, 2022
Canada	30,192	33,357	117,623	98,731
United States	3,130	2,653	10,652	10,292
	33,322	36,010	128,275	109,023
12     Loan facility
As at September 30, 2023, the Company had $34.4 million (December 31, 2022 - $54.4 million) outstanding on its credit facility, all of which is due on August 8, 2028. The decrease in the period is due to the partial repayment of our loan facility. As at September 30, 2023, the Company was in compliance with all covenants, terms and conditions under the credit facility.
The Company has access to a credit facility of $75 million with a major Canadian schedule I chartered bank. Amounts under the facility may be borrowed through prime rate loans or bankers’ acceptances. Amounts may also be borrowed in U.S. dollars through base rate loans. On August 8, 2023, the Company reduced its credit facility from $120 million after reviewing its current and near-term funding and borrowing needs.

Key terms under the current credit facility are noted below:
Structure
•5-year, $75 million revolver with "bullet maturity" August 8, 2028
Interest rate
•Canadian prime rate + 55 bps;
•U.S. prime rate + 105 bps; or
•Banker acceptance rate + 225 bps
Covenant terms
•Minimum AUM: 70% of AUM on November 13, 2020;
•Debt to EBITDA less than or equal to 2.5:1; and
•EBITDA to interest expense more than or equal to 2.5:1

13     Commitments and provisions
The Company has commitments to make co-investments in private strategies LPs or commitments to make co-investments in fund strategies in the Company's other segments. As at September 30, 2023, the Company had $9.3 million in co-investment commitments in private strategies LPs due within one year (December 31, 2022 - $5.7 million), and $0.7 million due after 12 months (December 31, 2022 - $0.4 million).

45